September 17, 2013

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We are principal accountants for Lee Enterprises, Incorporated (the Company) and, under the date of December 14, 2012, we reported on the Company's consolidated financial statements as of September 30, 2012 and September 25, 2011 and for the 53-week period ended September 30, 2012 and each of the 52-week periods ended September 25, 2011 and September 26, 2010, and the effectiveness of internal control over financial reporting as of September 30, 2012. We have read the Company's statements included under Item 4.02(b) of its Form 8-K dated September 12, 2013, and we agree with the statements contained in the second paragraph, the last sentence in the third paragraph, the fifth paragraph, and the first sentence in the sixth paragraph. We are not in a position to agree or disagree with the remaining statements contained in Item 4.02(b) of the Company's Form 8-K.
Very truly yours,
/s/ KPMG LLP